UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

EFACTOR GROUP CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28201T203
(CUSIP Number)

Increasive Ventures BV
Stevensweg 2
Vijfhuizen, 2141 VL
Netherlands

Copy to:

Christopher Healy Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 549-0403	Danielle Carbone Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 549-0229

 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 28201T203

1.	Names of Reporting Persons Increasive Ventures BV
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,499,075 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,499,075 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,499,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.67% *
14.	Type of Reporting Person (See Instructions) IC

* The calculation is based on 3,664,180 shares of Common Stock, par value $0.001 per share, of EFactor Group Corp. (the "Issuer") outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "Commission") on December 18, 2015 (Commission File No. 333-205885) and 4,883,267 shares of Common Stock deemed to be outstanding under Rule 13d-3(d)(1).

 Cusip No. 28201T203

1.	Names of Reporting Persons Adrianus H.A.M. Prins
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,499,075 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,499,075 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,499,075 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.67% **
14.	Type of Reporting Person (See Instructions) IN

*Mr. Prins disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

** The calculation is based on 3,664,180 shares of Common Stock, par value $0.001 per share, of EFactor Group Corp. (the "Issuer") outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "Commission") on December 18, 2015 (Commission File No. 333-205885) and 4,883,267 shares of Common Stock deemed to be outstanding under Rule 13d-3(d)(1).

 Cusip No. 28201T203

1.	Names of Reporting Persons Joost Wasch
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,499,075 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,499,075 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,499,075 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.67% **
14.	Type of Reporting Person (See Instructions) IN

*Mr. Wasch disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

** The calculation is based on 3,664,180 shares of Common Stock, par value $0.001 per share, of EFactor Group Corp. (the "Issuer") outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "Commission") on December 18, 2015 (Commission File No. 333-205885) and 4,883,267 shares of Common Stock deemed to be outstanding under Rule 13d-3(d)(1)..

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock"), of EFactor Group Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1177 Avenue of the Americas, Suite 5060, New York, NY 10036.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Increasive Ventures BV ("Increasive"), Adrianus H.A.M. Prins and Joost Wasch (collectively, the "Reporting Persons"). Increasive is a Netherlands Besloten Vennootschap or private limited liability company. Mr. Prins and Mr. Wasch are individuals. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(b)	The address of the principal business and principal office of each of the Reporting Persons is Stevensweg 2, Vijfhuizen, 2141 VL, Netherlands.

(c)	Increasive is an investment company. Mr. Prins is an international business man with 35 years of experience, primarily in the information communications technology industry and is a co-founder of Increasive. Mr. Wasch is an international business man with approximately 25 years of experience in internet and web-sales companies. Mr. Prins is the Managing Partner and Mr. Wasch with Mr. Prins are jointly founding partners of Increasive. As such, Mr. Prins and Mr. Wasch may be deemed to control Increasive and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13D.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Prins and Mr. Wasch are citizens of the Netherlands and Curacao respectively.

Item 3.	Source and Amount of Funds or Other Consideration.

•	On October 1, 2014, Increasive acquired 29,267 shares of Common Stock in exchange for shares of Eleqt Ltd. pursuant to an Exchange Agreement dated October 1, 2014, by and among the Issuer, Eleqt Ltd. ("Eleqt"), and the shareholders of Eleqt (the "Exchange Agreement").
•	In August 2014, Increasive entered into a Convertible Loan/Warrant Agreement with the Issuer, pursuant to which Increasive made a loan to the Issuer in two tranches in August 2014 and October 2014, in the amounts of $197,550 and $126,240, respectively. The loan was funded with investment capital of Increasive. In December 2014, Increasive converted the loan pursuant to a Common Stock Purchase Confirmation Agreement and acquired 37,305 shares of Common Stock.

•	In April 2015, Increasive acquired 33,067 shares of Common Stock and warrants exercisable for 8,267 shares of Common Stock for $248,000, which was funded by conversion of debt and investment capital of Increasive.
•	On July 31, 2015, Increasive entered into an unsecured loan agreement with the Issuer, which was amended on December 31, 2015, pursuant to which Increasive agreed to loan the Issuer $1,000,000 at a purchase price 125% of the principal amount and received a warrant exercisable for 1,500,000 shares of Common Stock (as amended, the "2015 Loan Agreement"). Increasive funded the loan with its investment capital.
•	On April 12, 2016, Increasive and Magna Equities II, LLC ("Magna II") entered into a Securities Purchase Agreement ("2016 Purchase Agreement") dated as of April 1, 2016 with the Issuer, pursuant to which the Issuer issued convertible promissory notes in the aggregate principal amount of $225,000 (the "2016 Notes") for an aggregate purchase price of $200,000, of which $112,500 aggregate principal amount was issued to Increasive for an aggregate purchase price of $100,000. Increasive funded its purchase of the 2016 Notes with its investment capital.

Item 4.	Purpose of Transaction.

The information provided in Items 1, 5 and 6 are incorporated herein.

Increasive entered into the 2015 Loan Agreement to provide financing to the Issuer, and in connection with the 2015 Loan Agreement received a warrant exercisable for 1,500,000 shares of Common Stock.  As security for the 2015 Loan Agreement, Increasive entered into a Pledge Agreement dated July 30, 2015, among Adriaan Reinders, Marion Freijsen, Mark Stanich, Ruud Smeets and Mark Noffke (collectively, the "Pledgees"), which was amended on December 31, 2015 (as amended, the "2015 Pledge Agreement"), pursuant to which the Pledgees pledged the voting rights associated with an aggregate of 516,169 shares of Common Stock to secure the obligations under the 2015 Loan Agreement. On July 31, 2015, Adriaan Reinders and Marion Freijsen confirmed that they would transfer their voting rights (in the form of 41,666 shares of Series A convertible preferred stock, par value of $0.001 per share, the "Series A Preferred Stock") to Messrs. Prins and Wasch upon a default under the 2015 Loan Agreement. Each share of Series A Preferred Stock is entitled to twenty five (25) votes on any matter properly brought before the Company's common stockholders for a vote. Once a default was cured, the Series A Preferred Stock would revert to Mr. Reinders and Ms. Freijsen.

In connection with the 2015 Loan Agreement and the 2015 Pledge Agreement, Mr. Prins was appointed as a director of the Company.  In addition, pursuant to a Unanimous Consent in Lieu of a Meeting of the Board of Directors of EFactor Group Corp., on July 30, 2015, the Board agreed that it would not complete any further acquisitions or implement any decision which may have a materially adverse effect on the ability of the Issuer to repay the 2015 Loan Agreement without seeking prior approval from Mr. Prins in his capacity as a member of the board. Mr. Prins resigned from the board of directors on April 20, 2016.

On February 18, 2016, Increasive provided notice that the Issuer was in default under the 2015 Loan Agreement, demanded repayment of the loan in full including the Redemption Premium (as defined below), and demanded that the Series A Preferred Stock be transferred on or before February 22, 2016.  The Series A Preferred Stock has not been transferred to Messrs. Prins and Wasch.

In order to consider and attempt to address the Issuer's liquidity crisis, Increasive entered into a Standstill Agreement with Magna II, for a period from February 24, 2016 until 5:00 pm Eastern Time on March 1, 2016, whereby the parties agreed not take certain actions related to their respective outstanding indebtedness or to exercise control over the Issuer (the "Standstill Agreement"). The purpose of this arrangement was to allow these two creditors to discuss possible debt restructuring alternatives. The Standstill Agreement expired without any action being taken, although the parties continue to discuss their position as creditors of the Issuer.

Subsequently, in order to meet immediate funding requirements, Increasive agreed to purchase the 2016 Note and Magna II also agreed to purchase $112,500 aggregate principal amount of the 2016 Notes. In connection with the Purchase Agreement, the Issuer entered into a forbearance agreement dated as of April 1, 2016, with Increasive and Magna II pursuant to which each agreed not to exercise its remedial rights under the other promissory notes previously issued by the Issuer which are currently in default, subject to the terms and conditions thereof, until the earlier of April 1, 2017 or the occurrence of an event of default under the agreement (the "Forbearance Agreement"). In addition, the Issuer, Increasive and Magna II entered a security agreement, granting a first priority security interest in all of the Issuer's assets to secure the obligations under the 2016 Notes and all other promissory notes previously issued to Increasive and Magna II, and a stock pledge and security agreement, pursuant to which the Issuer granted a security interest in the shares of capital stock of all of the Issuer's subsidiaries to Increasive and Magna.

The Reporting Persons have no present intention to acquire any additional shares of Common Stock pursuant to the exercise of the Warrants, conversions of the outstanding loan and the Redemption Premium, or conversion of the April 2016 Notes or to exercise control of the Issuer.  As noted above, Mr. Prins resigned from the board of directors of the Issuer on April 20, 2016.  The Reporting Persons continue to consider all rights and remedies available to them to collect amounts outstanding under the 2015 Loan Agreement and the 2016 Notes, including cooperating with the Issuer to facilitate the sale of certain assets.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons may be deemed to beneficially own the following shares of Common Stock:

•	29,267 shares of Common Stock (the "Eleqt Shares") acquired by Increasive pursuant to the Exchange Agreement.

•	37,305 shares of Common Stock (the "2014 Shares") acquired by Increasive in December 2014.

•	33,067 shares of Common Stock (the "2015 Shares") acquired by Increasive in April 2015.

•	8,267 shares of Common Stock (the "2015 Warrant Shares") issuable upon exercise of a warrant issued to Increasive on April 10, 2015, which is exercisable from April 10, 2015 to April 9, 2018 at an exercise price of $15.00 per share.

•	3,375,000 shares of Common Stock (the "Loan Redemption Shares") issuable pursuant to the 2015 Loan Agreement if Increasive elects to receive the redemption price in shares of restricted Common Stock rather than cash. Pursuant to the terms of the Forbearance Agreement, Increasive has agreed not to exercise its remedial rights under these promissory notes until the earlier of April 1, 2017 or the occurrence of an event of default under the Forbearance Agreement.

•	1,500,000 shares of Common Stock (the "Loan Warrant Shares" and together with the 2015 Warrant Shares, the "Warrant Shares") issuable upon exercise of a warrant issued to Increasive in connection with the 2015 Loan Agreement, which is exercisable from July 31, 2015 to July 29, 2020 at an exercise price of $4.80 per share.

•	516,169 shares of Common Stock (the "Pledged Common") to which Increasive was granted the right to vote upon a default of the 2015 Loan Agreement pursuant to the Pledge Agreement.

The Reporting Persons have (i) shared power to vote 5,499,075 shares of Common Stock and (ii) shared power to dispose of 5,499,075 shares of Common Stock, representing 60.67% of the Issuer.  The calculation is based on 3,664,180 shares of Common Stock outstanding as of December 18, 2015, which is based on information reported by the Issuer in Amendment No. 3 to its Registration Statement on Form S-1, filed with the Commission on December 18, 2015 (Commission File No. 333-205885) and 4,883,267 shares of Common Stock deemed to be outstanding under Rule 13d-3(d)(1) and assumes Increasive elected to receive the Redemption Shares in lieu of cash in satisfaction of the 2015 Loan Agreement.

The above statement of beneficial ownership does not include the following shares, the voting rights of which were pledged to the Reporting Persons as security for the 2015 Loan Agreement, as more fully described in Item 6 below.

•	41,667 shares of Series A Preferred Stock (the "Pledged Preferred"), which Adriaan Reinders and Marion Freijsen agreed to transfer to affiliates of Increasive in connection with a default under the 2015 Loan Agreement. The shares of Series A Preferred Stock are entitled to 25 votes per share, or a total of 1,041,667 additional votes, on any matter brought before the holders of the Common Stock for a vote.

The above statement of beneficial ownership does not include the following shares, which are issuable to the Reporting Persons upon conversion of the 2016 Notes, as more fully described in Item 6 below.

•	112,500 shares of Common Stock (the "April 2016 Note Shares") issuable upon exercise of the 2016 Note based on an exercise price of $1.00 and excluding any shares attributable to accrued interest. The 2016 Note is exercisable until the later of April 1, 2017 or final payment of any default amount under the 2016 Note at an exercise price equal to the lesser of: (i) 60% of the lowest trading price of the common stock in the five trading days prior to conversion and (ii) $1.00, subject to certain limitations. The 2016 Notes include limitations on conversion that prohibit the holder from converting any portion of the 2016 Notes that, together with any other shares of Common Stock beneficially owned by the holder and its affiliates, would result in beneficial ownership of the Issuer of more than 9.99%, excluding for purposes of the calculation shares of Common Stock deemed beneficially through the unconverted portion of the 2016 Note or the unexercised or unconverted portion of any other security that is subject to a similar limitation. As of the date hereof, the beneficial ownership of Increasive, as described in this Schedule 13D, is more than 9.99%.

(c) The information provided in Item 6 is incorporated herein.

(d) The partners of Increasive have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock set forth in this Schedule 13D in accordance with their ownership interests in Increasive.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

2014 Convertible Loan

Increasive entered a Convertible Loan/Warrant Agreement with the Issuer, dated August 28, 2014, pursuant to which Increasive made a loan to the Issuer in two tranches in August 2014 and October 2014, in the amounts of $197,550 and $126,240, respectively. In December 2014, Increasive converted the loan and all accrued interest pursuant to a Common Stock Purchase Confirmation Agreement with the Issuer dated December 31, 2014 and acquired 37,305 shares of Common Stock.

April 2015 Warrants

In April 2015, Increasive acquired from the Issuer 6,400 shares of Common Stock and 1,600 warrants with an exercise price of $15.00 per share and a cashless exercise provision for a period of three (3) years from the date of the transaction.  In April 2015, Increasive purchased 26,667 shares of Common Stock and 6,667 three-year warrants with an exercise price of $15.00.

2015 Loan Agreement

On July 31, 2015, Increasive entered into an unsecured 2015 Loan Agreement with the Issuer, pursuant to which Increasive agreed to loan the Issuer $1,250,000, representing principal of $1,000,000 and an original issue discount of $250,000. The loan was originally payable in two tranches, $500,000 of which was paid on July 31, 2015 and $500,000 of which was payable within five business days of certain conditions being met. The parties subsequently agreed that the second tranche would be payable in two installments, with $300,000 paid on September 2, 2015 and $200,000 payable after certain conditions were met.  The principal amount of the loan accrues interest at a rate of 12% per annum and had an original maturity date of December 31, 2015. Prior to the maturity date, Increasive had the right to convert the unpaid amount under the loan into shares of Common Stock at a conversion price equal to $4.80 per share. The 2015 Loan Agreement provides that if Issuer failed to repay the loan by the maturity date, Increasive has the right to redeem the loan at a redemption price equal to 135% of the principal amount then outstanding. At the option of Increasive, any such redemption can be made either in cash or in restricted shares of Common Stock, such shares valued at 50% of the closing price of Common Stock on the maturity date.  On December 31, 2015, Increasive and the Issuer entered into a letter agreement which extended the maturity date of under the 2015 Loan Agreement to February 15, 2016 and confirmed the redemption penalty in the amount of $437,500 ("Redemption Premium").

July 2015 Warrant

In connection with the 2015 Loan Agreement, the Issuer also issued to Increasive a warrant to purchase 1,500,000 shares of Common Stock at an exercise price of $4.80 per share, immediately exercisable for a five year term from the closing date of the 2015 Loan Agreement.

2015 Pledge Agreement

In connection with the 2015 Loan Agreement, on July 30, 2015, Increasive entered into a Pledge Agreement pursuant to which the Pledgees agreed to pledge to Increasive upon the uncured default by the Issuer all of the voting rights related to their individual shares of Common Stock, or 516,169 shares.  On December 31, 2015, the parties to the 2015 Pledge Agreement entered into the First Amendment to 2015 Pledge Agreement, whereby they reconfirmed their obligations in connection with the 2015 Loan Agreement, as amended.

Series A Preferred Stock Pledge

As set forth in a July 31, 2015 Unanimous Written Consent of the Board of Directors of the Issuer, Adriaan Reinders and Marion Freijsen agreed to transfer to Mr. Prins and Mr. Wasch 41,666 shares of Series A Preferred Stock upon a default by the Issuer under the 2015 Loan Agreement, provided that notice of such default was delivered by Increasive to the Chief Executive Officer of the Issuer and a cure period of 30 days had passed.  Each share of Series A Preferred Stock is entitled to 25 votes per share, or a total of 1,041,667 votes, on any matter brought before the holders of the Common Stock for a vote.  The shares of Series A Preferred Stock have not been transferred to the Mr. Prins and Mr. Wasch, notwithstanding that Increasive demanded that such shares be transferred in its notice of default dated February 18, 2016.

Standstill Agreement

Effective February 24, 2016 for a period expiring at 5:00 pm Eastern Time on March 1, 2016, Increasive entered into the Standstill Agreement with Magna II.  Magna II also holds convertible promissory notes of the Issuer which are in default.  During the period of the Standstill Agreement, the parties agreed to not to change, modify, or improve the terms of debt outstanding to each of them from the Issuer; not to attempt to collect any indebtedness owed by the Issuer; not to transfer or encumber any Issuer indebtedness or securities; not to commence any suit or legal proceeding against each other or the Issuer; and not to take any action to control the Issuer, its assets, securities, subsidiaries, or other property; and not to assist any other person in taking or attempting such restricted actions.  In addition, Increasive agreed during the period of the Standstill to place into escrow with Issuer's outside counsel any Series A Preferred Stock of the Issuer received by Increasive by pledge, sale or other transfer or otherwise owned by Increasive. The Standstill Agreement expired and has not been amended.  Increasive and Magna II continue to discuss protecting their position as creditors of the Issuer.  In connection with the April 2016 Notes described below, Increasive and Magna II entered into a forbearance agreement relating to their outstanding indebtedness of the Issuer.

April 2016 Note

On April 12, 2016, Increasive and Magna II entered into the Purchase Agreement, pursuant to which the Issuer issued to Increasive a convertible promissory note with $112,500 in principal for an aggregate purchase prices of $100,000.  The Purchase Agreement also provides that Increasive and Magna II have the right of first refusal to purchase securities in any future offerings by the Issuer for two years following the closing date of the transaction, subject to certain exceptions, and the Issuer may not conduct any equity financings during that period unless it complies with the terms and conditions of the right of first refusal. The Issuer also agreed that, until the later of 180 days and the date that Increasive and Magna II no longer own any securities of the Issuer, it will not enter into or discuss with any other parties any transaction involving the sale, transfer or other disposition of any securities, assets or rights of the Issuer or any of its subsidiaries.

The 2016 Notes are exercisable until the later of April 1, 2017 or final payment of any default amount under the 2016 Notes at an exercise price equal to the lesser of: (i) 60% of the lowest trading price of the common stock in the five trading days prior to conversion and (ii) $1.00, subject to adjustment upon certain events.  The 2016 Notes also include limitations on conversion that prohibit the holder from converting any portion of the 2016 Notes that, together with any other shares of Common Stock beneficially owned by the holder and its affiliates, would result in beneficial ownership of the Issuer of more than 9.99%, excluding for purposes of the calculation shares of Common Stock deemed beneficially through the unconverted portion of the 2016 Note or the unexercised or unconverted portion of any other security that is subject to a similar limitation.  As of the date hereof, the beneficial ownership of Increasive, as described in this Schedule 13D, is more than 9.99%.  The 2016 Notes include customary events of default including non-payment of the principal or accrued interest due on the 2016 Notes. Upon an event of default, all obligations under the 2016 Notes will become immediately due and payable and the Issuer will be required to make certain payments to Increasive and the other lender.

In connection with the Purchase Agreement, Increasive entered into the Issuer entered into the Forbearance Agreement with the Issuer pursuant to which Increasive and Magna agreed not to exercise their remedial rights under the other promissory notes previously issued by the Issuer which are currently in default, subject to the terms and conditions thereof, until the earlier of April 1, 2017 or the occurrence of an event of default under the agreement.  In addition, to secure the obligations of the Issuer under the April 2016 Notes and previously issued notes, the Issuer, Increasive and Magna II entered the Security Agreement, granting a first priority security interest in all of the Issuer's assets to secure the obligations under the 2016 Notes and all other promissory notes previously issued, and the 2016 Pledge Agreement, pursuant to which the Issuer granted a security interest in the shares of capital stock of all of the Issuer's subsidiaries.

Other than as described above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1	Pledge Agreement, dated July 31, 2015 by and among Increasive Ventures BV, Adriaan Reinders, Marion Freijsen, Mark Stanich, Ruud Smeets and Mark Noffke.
2	First Amendment to Pledge Agreement, dated December 31, 2015 by and among Increasive Ventures BV, Adriaan Reinders, Marion Freijsen, Mark Stanich, Ruud Smeets and Mark Noffke.
3	Standstill Agreement, effective February 24, 2016, between Increasive Ventures BV and Magna Equities II, LLC.
4
Forbearance Agreement, dated as of April 1, 2016, by and among the Issuer, Increasive Ventures BV and Magna Equities II, LLC, incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on April 12, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date    April 28, 2016

Increasive Ventures BV

/s/ Adrianus H.A.M. Prins
Signature

 Adrianus H.A.M. Prins, Managing Partner
Name/Title

/s/ Adrianus H.A.M. Prins
Adrianus H.A.M. Prins

/s/ Joost Wasch
Joost Wasch

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).